*2007 Annual Report*

# 10

*Just Beginning*



**Young Innovations, Inc.**

## FINANCIAL
# HIGHLIGHTS

| Operating Results (In thousands except for per share data) | 2007 | 2006 | 2005 | % Change 2006-2007 |
|---|---|---|---|---|
| Net Sales | $97,402 | $90,805 | $84,766 | 7.3% |
| Operating Income | 20,760 | 23,483 | 23,825 | (11.6%) |
| Net Income | 12,933 | 14,779 | 15,338 | (12.5%) |
| Diluted Earnings Per Share | 1.44 | 1.61 | 1.65 | (10.6%) |
| Weighted Average Fully Diluted Shares Outstanding | 8,982 | 9,182 | 9,312 | (2.2%) |
| Net Cash Flows from Operating Activities | $20,440 | $13,711 | $17,843 | 49.1% |

| Financial Position | 2007 | 2006 | 2005 |
|---|---|---|---|
| Working Capital | $25,491 | $25,982 | $28,186 |
| Cash & Equivalents | 528 | 1,017 | 10,227 |
| Stockholders' Equity | 103,338 | 117,498 | 103,564 |

| Financial Ratios | 2007 | 2006 | 2005 |
|---|---|---|---|
| Operating Income to Net Sales | 21.4% | 25.9% | 28.1% |
| Net Income to Net Sales | 13.3% | 16.3% | 18.1% |



Net Sales
$84,766
$90,805
$97,402
2005
2006
2007




Operating Income
$23,825
$23,483
$20,760
2005
2006
2007




Net Income
$15,338
$14,779
$12,933
2005
2006
2007

Received SEC

APR 0 4 2008

Washington, DC 20549



In 2007 Young Innovations posted sales and earnings per share of $97.4 million and $1.44, respectively. While sales growth improved 7.3 percent over the previous year, earnings per share decreased 10.6 percent, with net income down 12.5 percent to $12.9 million from $14.8 million in 2006. Sales growth was supported by the acquisition of the assets of Microbrush, completed in the third quarter of 2006, which added $14.5 million to top line revenue in 2007 versus $5.0 million posted in 2006. Conversely, an inventory surplus and the decision not to raise prices in certain product lines adversely affected revenue for the year. In addition, expenses increased as we devoted management resources to consolidating facilities and investing in human capital and infrastructure. Overall, our 2007 accomplishments developed a solid base for future growth and addressed the challenges and opportunities of a public company ten years old but only just beginning.

Throughout the year we worked diligently to facilitate the transition of the former owners of Microbrush while supporting the growth of our micro-applicator product line. Microbrush experienced solid growth in sales of both branded and OEM products during the year. Microbrush employees responded well to increased responsibility and continued to manufacture and distribute high-quality applicator brushes.

In 2007, we addressed several challenges in our preventive and infection control product lines, and we believe we enter 2008 well positioned for growth. Demand for our preventive and infection control product lines increased during the year as reported by distributors; however, consolidations and new purchasing management systems instituted by distributors reduced inventory visibility and negatively impacted revenue. We believe this issue is transitory and note that distributor consolidations have resulted in less overall inventory in the distribution channel, and have caused distributor purchases to dip below product demand from time to time. Additionally, profitability was negatively impacted by the decision to maintain staffing levels, despite reduced production, in order to prepare for future consolidations. We continue to believe that our distributor relationships are healthy, that user demand for our products is strong, and that we maintain our ability to institute moderate price increases.

Selling, general and administrative expenses increased faster than sales, as we made considerable investments in personnel and physical infrastructure to enhance our sales and marketing efforts. We consolidated six facilities, reducing 18 sites to 12 by the end of 2007. Our consolidation programs begun in late 2006 enabled us to reallocate resources out of manufacturing activities into selling, marketing and product development. These programs also helped fund investments in increased capacity at some of our key facilities.

Our home care and endodontic product lines performed strongly in 2007, and we believe they carry positive momentum into 2008. During the year, management successfully addressed various sourcing and operating challenges in both product lines. We anticipate introducing several new, evolutionary products in our home care and endodontic areas in 2008, and we are excited about the continued growth and expansion of these product efforts.

We experienced volatility in our diagnostic X-ray business in 2007, but we believe we made significant progress during the year. Although first-half financial performance was weak, increased management focus enabled us to implement operational changes which improved the overall financial performance of the business in the later half of the year. Changes implemented include the introduction of a new product system to better meet the needs of dentists and the early 2008 divestiture of a majority of our diagnostic X-ray equipment loans to a third party. This loan divestiture allowed us to repay approximately $3.5 million in debt for the Company while continuing to provide our X-ray customers with an attractive source for financing.

**COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN***

Among Young Innovations, Inc., The Russell 2000 Index And The S & P Health Care Index



$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Young Innovations, Inc.
Russell 2000
S & P Health Care


*$100 invested on 12/31/02 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.



Since our initial public offering in 1997, sales and net income have experienced compound annual growth rates of 15 and 12 percent, respectively. Though we have experienced significant volatility during our ten-year track record of performance, we believe the work and investments made in 2007 will contribute to positive results over time. As we look beyond this "first chapter" in the story of Young Innovations, we will continue to reaffirm the core values established by our founder, George Richmond: providing the finest products to our customers; promoting an environment for the professional and personal growth of our employees; and providing long-term value to our shareholders.

We wish to extend our appreciation to our Board of Directors, who continued to provide critical counsel as we made significant investments for the future health of the business. With their guidance, we were able to modify our strategy to better align the Company with a growing market and stabilize our capital structure through a buyback of one million shares held by our

ACQUIRE

STRATEGY FOR GROWTH

ENHANCE IMPROVE

Chairman. In addition, we would like to express our gratitude to Christine Boehning, who decided to resign from her position as Chief Financial Officer to devote more time to raising her family.

Finally, we would like to acknowledge the commitment of our employees to continually meet the needs of our customers. The dedication of our employees was the key contributor to our success in our first ten years as a public company and will drive our success in the future.



ALFRED E. BRENNAN
VICE CHAIRMAN OF THE BOARD
& CHIEF EXECUTIVE OFFICER



ARTHUR L. HERBST, JR.
PRESIDENT & CHIEF FINANCIAL OFFICER

Young Innovations brings products to market through two methods: internal product development and acquisitions. Internal product development focuses on evolutionary changes to our existing product lines to enhance patient care, increase patient comfort and improve practice productivity. We typically enter new product categories through acquisitions. We pursue acquisition opportunities that increase the breadth of our product and service offerings, enable entrance into attractive new markets, and enhance the growth and profitability of the business. We continually evaluate acquisition opportunities and possess a proven track record of successfully acquiring and integrating acquired businesses.

MICROBRUSH®
INTERNATIONAL

Microbrush develops, produces and markets innovative disposable micro-applicators designed for the placement of controlled amounts of materials in various areas of the mouth. Like several of our disposable dental product offerings, Microbrush products are primarily sold through distributors, or delivered to end-users through a broad network of domestic and international original equipment manufacturer (OEM) relationships.

Young Innovations acquired the assets of Microbrush and Microbrush International, Ltd., in July and August of 2006, respectively, from former co-owners Philip Mark and Gunnar Wallin. Phil and Gunnar founded the micro-applicator manufacturer in 1993, recognizing a need for high-quality brushes for use in restorative, preventive and cosmetic procedures. To support international growth, Phil and Gunnar expanded the Microbrush operation in 1998 from the original plant in Grafton, Wisconsin, to an additional facility in Dungarvan, Ireland.

The growth of Microbrush continues today, with a strong product offering to meet domestic and international demand. Due to the excellent performance of employees, the Microbrush legacy of efficient manufacturing, responsive customer service and product innovation has continued following the original owners' departure from the business.

Microbrush is the world leader in disposable applicator products used for a variety of procedures in the oral healthcare industry. From sealants and veneers to implants and composites, dental professionals rely on Microbrush products for the requisite accuracy and versatility to correctly apply critical materials to the tooth structure.



**Microbrush®**
The original, award-winning micro-applicators designed specifically for the controlled application of minute amounts of material in areas of limited access. The Microbrush® line offers multiple head sizes in a variety of colors for a range of solution-based procedures, including etchants, sealants and disclosing aids.



**UltraBrush®**
Featuring chemical-resistant fibers and the patented Stay Put Bending Portion™, these bristle-brush applicators provide superior control when applying whitening, fluoride and bonding agents to teeth.



**micro-Stix™**
These non-hardening adhesive-tip disposable placement instruments are ideal for delicate or small restorations, giving dental professionals confidence to handle fragile items, such as veneer onlays, with decreased risk of shifting or detaching during preparation or placement.

Enhancing and expanding customer relationships are fundamental components of the Young Innovations strategy. By understanding and responding to the needs of our distributors, clinicians and patients, we seek to serve a broader customer base by extending the reach of our existing products to new customers and new markets.



To provide increased emphasis on enhancing and expanding customer relationships, we made significant investments in staffing in 2007, creating new job functions and shifting others. Young Innovations holds enhancing customer relationships – with dental professionals and distributors – as a key component of our strategy. The evolution of our product offering and corresponding marketing, advertising and customer service functions are ultimately driven by the needs of clinicians and patients who rely each day on Young Innovations' commitment to quality and efficiency.

Young Innovations launched several new products in 2007, delivering benefits that meet the needs of dentists and hygienists. Our new products are evolutionary rather than revolutionary, and feedback from dentists' and hygienists' identifying ideas for product improvements is the key driver of our product development efforts.



In our preventive care product line, we completed and implemented a redesign of our popular **Contra**™ disposable prophy angle to further increase its ergonomic comfort benefit to the dental professional.


One Plan. One Pan

We redesigned our diagnostic imaging system to provide both film and digital images, and introduced the **One Plan, One Pan™** campaign, allowing dentists to choose the right platform for their professional needs at the right time for their practice.

In our home care line of dental products, we introduced new items, including compliance and training aids, providing quality at-home and in-office products to meet growing demand.



In 2008 we expect to release new products in our endodontic, diagnostic, infection control and preventive areas, further enhancing the benefits our products provide dentists, hygienists and patients.

Young Innovations strives to reduce costs and rationalize expenses across our operations in an effort to maximize profitability. To realize operating efficiencies, we seek cost savings through manufacturing and process improvements, administrative and marketing synergies, and strategic facility consolidations.



2007 was a year of investments for Young Innovations as we dedicated resources to human capital, infrastructure and the overall health of the Company. We supported growth through investments and facility consolidations, improving our ability to realize operating efficiencies across the Company.

We began the year by opening our new 95,000-square-foot Algonquin, Illinois, facility, designed to align new selling and marketing functions with expanded warehouse and distribution space at a centrally located position in the U.S. We consolidated six operations, reducing 18 facilities to 12. We hired new employees across the corporation, and shifted resources from manufacturing to selling, marketing and product development as we focused on enhancing customer relationships throughout 2007.

Our strategic investments for the future will continue through 2008 as we look forward to building upon the work we began in 2007. We plan to complete three remaining consolidations in order to reduce cost, improve efficiency and better serve our customers.

We believe our new product and acquisition pipelines are healthy, and we hope to make meaningful progress in both areas in the coming year. We remain committed to investing in people to help sell and market our products and services, and we will continue to work to meet the needs of dental professionals and their patients.



## SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts except per share data are expressed in thousands.

| *Year ended December 31* | 2007 | 2006[1] | 2005 | 2004 | 2003[2] |
|---|---|---|---|---|---|
| **Income Statement Data** | | | | | |
| Net sales | $97,402 | $90,805 | $84,766 | $79,201 | $72,562 |
| Cost of goods sold | 45,623 | 41,694 | 38,851 | 35,851 | 32,129 |
| Gross profit | 51,779 | 49,111 | 45,915 | 43,350 | 40,433 |
| Selling, general and administrative expenses | 31,019 | 25,628 | 22,090 | 22,219 | 19,025 |
| Income from operations | 20,760 | 23,483 | 23,825 | 21,131 | 21,408 |
| Interest expense (income) and other, net | 1,150 | (28) | (485) | (144) | (109) |
| Income from operations before provision for income taxes | 19,610 | 23,511 | 24,310 | 21,275 | 21,517 |
| Provision for income taxes | 6,677 | 8,732 | 8,972 | 8,138 | 8,231 |
| Income from continuing operations | 12,933 | 14,779 | 15,338 | 13,137 | 13,286 |
| Income (loss) from discontinued operations | 0 | 0 | 0 | 797 | (85) |
| Net income | $12,933 | $14,779 | $15,338 | $13,934 | $13,201 |
| Basic earnings per share | $1.46 | $1.65 | $1.71 | $1.54 | $1.46 |
| Basic earnings per share from continuing operations | $1.46 | $1.65 | $1.71 | $1.45 | $1.47 |
| Basic earnings (loss) per share from discontinued operations | $0.00 | $0.00 | $0.00 | $0.09 | $(0.01) |
| Basic weighted average common shares outstanding | 8,828 | 8,954 | 8,957 | 9,040 | 9,017 |
| Diluted earnings per share | $1.44 | $1.61 | $1.65 | $1.48 | $1.40 |
| Diluted earnings per share from continuing operations | $1.44 | $1.61 | $1.65 | $1.40 | $1.41 |
| Diluted earnings (loss) per share from discontinued operations | $0.00 | $0.00 | $0.00 | $0.08 | $(0.01) |
| Diluted weighted average common shares outstanding | 8,982 | 9,182 | 9,312 | 9,409 | 9,431 |
| Cash dividends declared per common share | $0.16 | $0.16 | $0.16 | $0.16 | $0.06 |

| *As of December 31* | 2007 | 2006 | 2005 | 2004 | 2003[2] |
|---|---|---|---|---|---|
| **Balance Sheet Data** | | | | | |
| Working capital | $25,491 | $25,982 | $28,186 | $19,428 | $12,676 |
| Total assets | 158,768 | 156,588 | 118,089 | 109,829 | 101,484 |
| Total debt (including current maturities) | 36,646 | 21,810 | 0 | 0 | 2,852 |
| Stockholders' equity | 103,338 | 117,498 | 103,564 | 95,137 | 82,963 |

[1] On July 31, 2006 and August 18, 2006, the Company acquired substantially all of the assets of Microbrush, Inc. and Microbrush International Ltd., respectively (collectively "Microbrush"). The income statement data for the year ended December 31, 2006 includes results of operations for Microbrush, Inc. from July 31, 2006 through December 31, 2006 and Microbrush International Ltd. from August 18, 2006 through December 31, 2006. The balance sheet data as of December 31, 2006 includes the Microbrush acquisition.

[2] On December 1, 2003, the Company acquired substantially all of the assets of Obtura Corporation and Earth City Technologies (collectively "Obtura Spartan"). The income statement data for the year ended December 31, 2003 includes results of operations for Obtura Spartan from December 1, 2003 through December 31, 2003. The balance sheet data as of December 31, 2003 includes the Obtura Spartan acquisition.

## Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

*Market Prices and Dividends*

The Company's Common Stock is listed on The NASDAQ Global Select Market under the symbol "YDNT."

The following table sets forth the high and low closing prices of the Company's Common Stock as reported by The NASDAQ Global Select Market and cash dividends declared during the last eight quarters.

On January 31, 2008, there were approximately 131 holders of record of the Company's Common Stock.

The Company has paid quarterly dividends on its Common Stock since the third quarter of 2003.

Payment of future cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors, and will also be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

| | | Market Price | | Cash Dividends |
|---|---|---|---|---|
| 2006 | Quarter | High | Low | Declared |
| | First | $37.50 | $31.80 | $0.04 |
| | Second | $37.00 | $30.62 | $0.04 |
| | Third | $36.97 | $31.73 | $0.04 |
| | Fourth | $36.85 | $32.72 | $0.04 |
| 2007 | | | | |
| | First | $33.32 | $24.37 | $0.04 |
| | Second | $29.05 | $24.44 | $0.04 |
| | Third | $30.00 | $26.66 | $0.04 |
| | Fourth | $28.81 | $21.01 | $0.04 |

## Forward-Looking Statements

This Annual Report (including, without limitation, Item 1 – "Business" and Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included herein are "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. These statements are not guaranties of future performance, and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in this Annual Report and other reports filed with the Securities and Exchange Commission.

The Company makes no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued.

At any time when the Company makes forward-looking statements, it desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995.

## Performance Graph

The graph on page 2 and table below compare the cumulative total shareholder return on the Company's Common Stock from December 31, 2002 through December 31, 2007, with the Russell 2000 Index and the S&P Health Care Index. The comparisons reflected in the table and graph are not intended to forecast the future performance of the Common Stock and may not be indicative of such future performance. The table and graph assume an investment of $100 in the Common Stock and the indexes on December 31, 2002 and the reinvestment of all dividends.

| | 12/02 | 12/03 | 12/04 | 12/05 | 12/06 | 12/07 |
|---|---|---|---|---|---|---|
| Young Innovations, Inc. | 100.00 | 155.00 | 145.93 | 148.09 | 145.38 | 105.01 |
| Russell 2000 | 100.00 | 147.25 | 174.24 | 182.18 | 215.64 | 212.26 |
| S & P Health Care | 100.00 | 115.06 | 116.99 | 124.54 | 133.92 | 143.50 |

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*All numbers in thousands, except per share data*

## General

Young Innovations, Inc. and its subsidiaries ("the Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, dental micro-applicators, panoramic X-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, endodontic systems, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes.

The Company's manufacturing and distribution facilities are located in Missouri, Illinois, California, Indiana, Tennessee, Texas, Wisconsin and Ireland.

The Company operates in one reporting segment, which is the development and manufacture of a broad line of products marketed to dental professionals. The Company markets its products primarily in the U.S. The Company also markets its products in several international markets, including Canada, Europe, South America, Central America, and the Pacific Rim. International sales represented less than 20% of the Company's total net sales in 2007 and less than 10% of the Company's total net sales in 2006 and 2005.

## Critical Accounting Policies

The SEC has requested that all registrants include in their MD&A a description of their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition, and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

*Allowance for doubtful accounts* – The Company has 37% of its December 31, 2007 accounts receivable balance with two large customers (see footnote 5 of the notes to consolidated financial statements set forth in Item 8) with the remaining balance comprised of amounts due from numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserves for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. We believe that our reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. We continuously review our reserve balance and refine the estimates to reflect any changes in circumstances.

*Inventory* – The Company values inventory at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory values are based upon standard costs, which approximate historical costs. Management regularly reviews inventory quantities on hand and records a write-down for excess or obsolete inventory based primarily on estimated product demand and other information related to the inventory, including planned introduction of new products and changes in technology. If demand for the Company's products is significantly different than management's expectations, the value of inventory could be materially impacted. Inventory write-downs are included in cost of goods sold.

*Goodwill and other intangible assets* – In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets," effective January 1, 2002, goodwill and other intangible assets with indefinite useful lives are reviewed by management for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on management's judgment as to the future operating cash flows to be generated from the assets. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

*Contingencies* – The Company and its subsidiaries from time to time are subject to various contingencies, including legal proceedings arising in the normal course of business. Management, with the assistance of external legal counsel, performs an analysis of current litigation, and will record liabilities if a loss is probable and can be reasonably estimated. The Company believes the reserve is adequate; however, it cannot guarantee that costs will not be incurred in excess of current estimates.

*Assets and liabilities acquired in business combinations* – The Company periodically acquires businesses. All business acquisitions completed subsequent to 2002 were accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. The purchase method requires the Company to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of acquisition cost to assets acquired includes the consideration of identifiable intangible assets. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company's measurement of fair values and certain preacquisition contingencies may impact the Company's cost allocation to assets acquired and liabilities assumed for a period of up to one year following the date of an acquisition. The Company utilizes a variety of information sources to determine the value of acquired assets and liabilities. For larger acquisitions, third-party appraisers are utilized to assist the Company in determining the fair value and useful lives of identifiable intangibles, including the determination of intangible assets that have an indefinite life. The valuation of the acquired assets and liabilities and the useful lives assigned by the Company will impact the determination of future operating performance of the Company.

## Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

| *Year ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of goods sold | 46.8 | 45.9 | 45.8 |
| Gross profit | 53.2 | 54.1 | 54.2 |
| Selling, general and administrative expenses | 31.8 | 28.2 | 26.1 |
| Income from operations | 21.4 | 25.9 | 28.1 |
| Interest expense (income) and other, net | 1.2 | (.0) | (.6) |
| Income from operations before provision for income taxes | 20.2 | 25.9 | 28.7 |
| Provision for income taxes | 6.9 | 9.6 | 10.6 |
| Net income | 13.3% | 16.3% | 18.1% |

## Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

*Net Sales* – Net sales for the year ended December 31, 2007 were $97,402, up 7.3% or $6,597 from $90,805 in the prior year. Sales for the year were positively impacted by the acquisition of Microbrush, which contributed approximately $14,500 in net sales in 2007, an increase of $9,500 over $5,000 in 2006. Microbrush was acquired in the third quarter of 2006. In addition, while the Company believes end-user demand for preventive and infection control products sold through distributors increased in total, our sales of these products to distributors decreased in 2007. Distributor purchases continued to be impacted by further distributor consolidation activity and improved inventory management systems, which reduced inventory holding levels at certain distributors.

*Gross Profit* – Gross profit increased $2,668, or 5.4%, from $49,111 in 2006 to $51,779 in 2007. The additional gross profit was primarily a result of the increased net sales resulting from the Microbrush acquisition. Gross margin decreased to 53.2% in 2007 from 54.1% in 2006 as a result of lower sales of certain products to distributors and reduced production levels. In preparation for future consolidations, the Company maintained staffing levels in manufacturing, which negatively impacted profitability. Gross margin continues to have volatility related to distributor purchase patterns, product mix and consolidation activity.

*Selling, General and Administrative Expenses ("SG&A")* – SG&A expenses increased by $5,391, or 21.0%, to $31,019 in 2007 from $25,628 in 2006. SG&A costs increased approximately $1,500 as a result of the acquisition of Microbrush. Share-based compensation cost totaled $1,071 in 2007 compared to $294 in 2006. The remaining SG&A increase was primarily due to increased investments in infrastructure to support our long-term growth objectives. As a percentage of net sales, SG&A expenses increased to 31.8% in 2007 from 28.2% in 2006 as a result of the factors explained above.

*Income from Operations* – Income from operations in 2007 was $20,760 compared to $23,483 in 2006, a decrease of 11.6%. The change was a result of the factors described above.

*Interest Expense (income), net* – Interest expense (income), net increased to $1,109 versus $28 in 2006. This increase was primarily attributable to additional interest expense resulting from borrowings on the Company's credit facility to finance the Microbrush acquisition and the buyback of 1,000 shares of the Company's Common Stock from a trusts controlled by George E. Richmond, its Chairman and principal stockholder.

*Other Expense (income), net* – Other expense (income), net decreased to $41 versus $(56) in 2006. This decrease was due to lower levels of miscellaneous income.

*Provision for Income Taxes* – During the year ended 2007, the Company's provision for income taxes decreased to $6,677 versus $8,732 in 2006 as a result of lower pre-tax income as well as a decrease in the effective tax rate. The effective tax rate in 2007 was 34.1% compared to 37.1% in 2006. The lower effective tax rate in 2007 is primarily attributable to recognition of a tax benefit associated with the lower tax rate on earnings at the Company's operations in Ireland due to lower local tax rates and certain earnings being permanently reinvested there.

## Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

*Net Sales* – Net sales for the year ended December 31, 2006 were $90,805, up 7.1% or $6,039 from $84,766 in the prior year. Sales for the year were positively impacted by the acquisition of Microbrush, which contributed approximately $5,000 in sales. Sales were negatively impacted by weak sales of our X-ray product line. Although total domestic unit shipments of X-ray systems were higher in 2006 than they were in the prior year, an increase in shipments of units rented was offset by a decline in shipments of units sold. Sales were also negatively impacted by lower-than-expected sales from the reintroduction of fluoride products which were discontinued in 2005. The Company discontinued approximately $2,400 in chemical product sales in 2005. Certain fluoride products were reintroduced in August 2006; however, these products only generated approximately $90 in sales in 2006.

*Gross Profit* – Gross profit increased $3,196, or 7.0%, from $45,915 in 2005 to $49,111 in 2006. The additional gross profit was primarily a result of the increased net sales resulting from the Microbrush acquisition and production efficiencies. Gross margin was relatively unchanged at 54.1% in 2006 when compared to 54.2% in 2005. The one-time impact of Microbrush purchase accounting as well as various costs of consolidation activity decreased gross margins. These decreases were offset by increased operating efficiencies, product mix benefits and increased sales volume.

*Selling, General and Administrative Expenses ("SG&A")* – SG&A expenses increased by $3,538, or 16.0%, to $25,628 in 2006 from $22,090 in 2005. SG&A costs increased approximately $2,000 as a result of the acquisitions of Microbrush and D&N Microproducts, Inc. The remaining SG&A increase was primarily due to increased personnel costs to support the growth of the business. As a percentage of net sales, SG&A expenses increased to 28.2% in 2006 from 26.1% in 2005 as a result of the factors explained above.

*Income from Operations* – Interest expense (income), net increased to $28 versus $(195) in 2005. This increase was primarily attributable to additional interest expense resulting from borrowings on the Company's credit facility to finance the Microbrush acquisition.

*Interest Expense (Income), net* – Interest expense (income), net increased to $28 versus $(195) in 2005. This increase was primarily attributable to additional interest expense resulting from borrowings on the Company's credit facility to finance the Microbrush acquisition.

*Other Expense (Income), net* – Other expense (income), net decreased to $(56) versus $(290) in 2005. This decrease was due to lower levels of miscellaneous income.

*Provision for Income Taxes* – During the year ended 2006, the Company's provision for income taxes decreased to $8,732 versus $8,972 in 2005 as a result of lower pre-tax income. The effective tax rate in 2006 was 37.1% compared to 36.9% in 2005.

## Liquidity and Capital Resources

### *Sources of Cash*

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $20,440, $13,711, and $17,843, for 2007, 2006 and 2005, respectively. The increase in operating cash flow in 2007 is attributable to lower levels of prepaid expenses and a decrease in current notes receivable due to a modification of our equipment financing program, offset by lower net income. In addition, the Company had a less significant increase in accounts receivable and long-term notes receivable as compared to 2006.

The Company maintains a credit agreement with a borrowing capacity of $75,000, which expires in April 2010. Borrowings under the agreement bear interest at rates ranging from LIBOR + .75% to LIBOR + 1.50%, or Prime, depending on the Company's level of indebtedness. Commitment fees for this agreement range from .125% to .15% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2007, the Company was in compliance with all of these covenants. During 2007, the Company borrowed under the credit facility to finance the buyback of 1,000 shares of the Company's Common Stock from trusts controlled by George E. Richmond, its Chairman and principal stockholder, as well as for investments in facilities and for working capital needs. At December 31, 2007, the Company had $36,646 in outstanding borrowings under this agreement and $38,354 available for borrowing. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short- and long-term basis.

### *Uses of Cash*

Consistent with historical spending, the Company's uses of cash primarily relate to acquisition activity, capital expenditures, dividend distributions to shareholders, and stock repurchases. Specific significant uses of cash over the three years are as follows:

*2007*

Net capital expenditures for property, plant and equipment were $7,279 in 2007. Significant capital expenditures included the construction of a distribution and manufacturing facility in Illinois, facility improvements, and new equipment purchases. The Company also repurchased 1,000 shares of its Common Stock from trusts controlled by George E. Richmond, the Company's Chairman and principal stockholder, for an aggregate purchase price of $26,000. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 14, and December 14, 2007, for a total payment of $1,391.

*2006*

Net capital expenditures for property, plant and equipment were $7,189 in 2006. Significant capital expenditures included land, facility improvements, panoramic X-ray machines and new equipment purchases. In January 2006, YI Ventures LLC (a wholly owned subsidiary) acquired D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash. On July 31, 2006, the Company acquired substantially all of the assets of Microbrush, Inc. and Microbrush International, Ltd. for approximately $32,000 in cash. The purchase price was principally financed with borrowings on the Company's credit facility and cash generated from operations. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15, and December 15, 2006, for a total payment of $1,457.

*2005*

Capital expenditures for property, plant and equipment were $1,807 in 2005. Significant capital expenditures included new equipment purchases and facility improvements. During the third quarter of 2005, the Company acquired the assets of a product line for $986 that primarily consisted of patents. The Company also repurchased 179 shares of its Common Stock from various stockholders for $6,514, including 100 shares from a trust controlled by George E. Richmond, its Chairman and principal stockholder, for an aggregate purchase price of $3,725. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15, and December 15, 2005, for a total payment of $1,455.

| *Contractual Obligations (Payments due by period)* | Total | Less than 1 Year | 1-3 years | 4-5 years | Beyond 5 years |
|---|---|---|---|---|---|
| Operating Leases (including buildings) | $1,142 | $578 | $477 | $87 | — |
| Long-Term Debt | $36,646 | — | $36,646 | — | — |
| Total | $37,788 | $578 | $37,123 | $87 | — |

As of December 31, 2007 and 2006, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities that were established for the purpose of facilitating off-balance-sheet arrangements or for other contractually narrow or limited purposes.

## Recent Financial Accounting Standards Board Statements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, provides a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands the disclosures required for fair value measurements. This statement applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, but was amended on February 6, 2008 to defer the effective date for one year for certain nonfinancial assets and liabilities. We do not anticipate that the adoption of this statement as it relates to our financial assets and financial liabilities will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007) "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated financial statements.

## Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100-basis-point increase in interest rates would have resulted in approximately $258, $110, and $0 of additional interest expense in the years ended December 31, 2007, 2006 and 2005, respectively.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. However, the Company sells less than 20% of its products outside the United States. Of these foreign sales, 37% are denominated in Euros and 5% in Canadian dollars, with the remainder denominated in U.S. dollars. The Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Young Innovations, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Chicago, Illinois
March 12, 2008

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Young Innovations, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and testing, and actions taken to correct deficiencies as identified.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility that controls can be circumvented or overridden, and misstatements due to error or fraud may occur and not be detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, conditions in our business change over time, and, therefore, internal control effectiveness may vary over time.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Young Innovations, Inc.:

We have audited Young Innovations, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Young Innovations, Inc. and subsidiaries' management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting within Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Young Innovations, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP
Chicago, Illinois
March 12, 2008

# CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

| *December 31* | 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 528 | $ 1,017 |
| Trade accounts receivable, net of allowance for doubtful accounts of $530 and $478, in 2007 and 2006, respectively | 13,074 | 13,057 |
| Inventories | 14,381 | 14,111 |
| Other current assets | 4,878 | 5,546 |
| Total current assets | 32,861 | 33,731 |
| Property, plant and equipment, net | 32,992 | 29,178 |
| Goodwill | 77,511 | 78,233 |
| Other intangible assets | 11,133 | 11,140 |
| Other assets | 4,271 | 4,306 |
| Total assets | $158,768 | $156,588 |

| | | |
|---|---|---|
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 7,370 | $ 7,749 |
| Total current liabilities | 7,370 | 7,749 |
| Long-term debt | 36,646 | 21,810 |
| Deferred income taxes | 11,414 | 9,531 |
| Total liabilities | 55,430 | 39,090 |
| Stockholders' equity: | | |
| Common stock, voting, $.01 par value, 25,000 shares authorized, 10,219 and 10,225 shares issued in 2007 and 2006, respectively | $ 102 | $ 102 |
| Additional paid-in capital | 25,024 | 29,202 |
| Retained earnings | 122,631 | 111,089 |
| Common stock in treasury, at cost, 2,007 and 1,109 shares in 2007 and 2006, respectively | (44,595) | (22,939) |
| Accumulated other comprehensive income | 176 | 44 |
| Total stockholders' equity | 103,338 | 117,498 |
| Total liabilities and stockholders' equity | $158,768 | $156,588 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | $97,402 | $90,805 | $84,766 |
| Cost of goods sold | 45,623 | 41,694 | 38,851 |
| Gross profit | 51,779 | 49,111 | 45,915 |
| Selling, general and administrative expenses | 31,019 | 25,628 | 22,090 |
| Income from operations | 20,760 | 23,483 | 23,825 |
| Interest expense (income), net | 1,109 | 28 | (195) |
| Other expense (income), net | 41 | (56) | (290) |
| Income from operations before provision for income taxes | 19,610 | 23,511 | 24,310 |
| Provision for income taxes | 6,677 | 8,732 | 8,972 |
| Net income | $12,933 | $14,779 | $15,338 |
| Basic earnings per share | $ 1.46 | $ 1.65 | $ 1.71 |
| Diluted earnings per share | $ 1.44 | $ 1.61 | $ 1.65 |
| Basic weighted average shares outstanding | 8,828 | 8,954 | 8,957 |
| Diluted weighted average shares outstanding | 8,982 | 9,182 | 9,312 |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Common Stock in Treasury | Deferred Stock Compensation | Accumulated Other Comprehensive Income | Total | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2004 | $102 | $29,021 | $83,884 | $(17,272) | $(598) | | $95,137 | |
| Net income | — | — | 15,338 | — | — | — | 15,338 | $15,338 |
| Common stock purchased | — | — | — | (6,039) | — | — | (6,039) | |
| Stock options exercised | — | 151 | — | 96 | — | — | 247 | |
| Amortization of deferred stock compensation | — | — | — | — | 336 | — | 336 | |
| Cash dividends ($0.16 per share) | — | — | (1,455) | — | — | — | (1,455) | |
| Comprehensive income | | | | | | | | $15,338 |
| Balance, December 31, 2005 | $102 | $29,172 | $97,767 | $(23,215) | $(262) | — | $103,564 | |
| Net income | — | — | 14,779 | — | — | — | 14,779 | $14,779 |
| Eliminate remaining deferred stock compensation | — | (262) | — | — | 262 | — | — | |
| Common stock purchased | — | — | — | (1,669) | — | — | (1,669) | |
| Stock options exercised | — | (936) | — | 1,809 | — | — | 873 | |
| Issuance of restricted stock | — | (136) | — | 136 | — | — | — | |
| Share-based compensation | — | 294 | — | — | — | — | 294 | |
| Excess income tax benefit from stock options | — | 1,070 | — | — | — | — | 1,070 | |
| Cash dividends ($0.16 per share) | — | — | (1,457) | — | — | — | (1,457) | |
| Foreign currency translation adjustments | — | — | — | — | — | 44 | 44 | 44 |
| Comprehensive income | | | | | | | | $14,823 |
| Balance, December 31, 2006 | $102 | $29,202 | $111,089 | $(22,939) | — | $44 | $117,498 | |
| Net income | — | — | 12,933 | — | — | — | 12,933 | $12,933 |
| Common stock purchased | — | — | — | (27,285) | — | — | (27,285) | |
| Stock options exercised | — | (2,964) | — | 3,231 | — | — | 267 | |
| Issuance of restricted stock | — | (2,398) | — | 2,398 | — | — | — | |
| Share-based compensation | — | 1,071 | — | — | — | — | 1,071 | |
| Excess income tax benefit from stock options | — | 113 | — | — | — | — | 113 | |
| Cash dividends ($0.16 per share) | — | — | (1,391) | — | — | — | (1,391) | |
| Foreign currency translation adjustments | — | — | — | — | — | 132 | 132 | 132 |
| Comprehensive income | | | | | | | | $13,065 |
| Balance, December 31, 2007 | $102 | $25,024 | $122,631 | $(44,595) | — | $176 | $103,338 | |

The accompanying notes are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $12,933 | $14,779 | $15,338 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | | |
| Depreciation and amortization | 4,161 | 3,430 | 2,774 |
| Share-based compensation expense | 1,071 | 294 | 336 |
| Deferred income taxes | 1,156 | 1,177 | 1,344 |
| Loss on private equity investment fund | 33 | 83 | — |
| Changes in assets and liabilities, net of effects of acquisitions and divestitures | | | |
| Trade accounts receivable | 90 | (2,137) | 418 |
| Inventories | (199) | (340) | (28) |
| Other current assets | 1,548 | (1,673) | (156) |
| Other assets | 57 | (1,114) | (873) |
| Accounts payable and accrued liabilities | (410) | (788) | (1,310) |
| Total adjustments | 7,507 | (1,068) | 2,505 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | 20,440 | 13,711 | 17,843 |
| **Cash flows from investing activities:** | | | |
| Payments for acquisitions of businesses and intangible assets, net of cash acquired | — | (35,622) | (986) |
| Purchases of property, plant and equipment | (7,279) | (7,189) | (1,807) |
| Proceeds from sale of IAI | — | — | 200 |
| Purchase of private equity investment | (150) | (750) | — |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | (7,429) | (43,561) | (2,593) |
| **Cash flows from financing activities:** | | | |
| Payments on long-term debt | (34,824) | (8,473) | — |
| Borrowings on long-term debt | 49,660 | 30,283 | — |
| Excess tax benefit from stock options exercised | 113 | 1,070 | — |
| Proceeds from stock options exercised | 283 | 1,176 | 394 |
| Purchases of treasury stock | (27,299) | (1,975) | (6,514) |
| Payment of cash dividends | (1,391) | (1,457) | (1,455) |
| NET CASH FLOWS FROM FINANCING ACTIVITIES | 13,458 | 20,624 | (7,575) |
| Effect of exchange rate changes on cash | (42) | 16 | — |
| Net increase (decrease) in cash and cash equivalents | (489) | (9,210) | 7,675 |
| Cash and cash equivalents, beginning of period | 1,017 | 10,227 | 2,552 |
| Cash and cash equivalents, end of period | $528 | $1,017 | $10,227 |

The accompanying notes are an integral part of these statements.

(In thousands, except per share data)

*December 31, 2007*

## 1. Organization

Young Innovations, Inc. and its subsidiaries ("the Company") develops, manufactures, and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, dental micro-applicators, panoramic X-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, endodontic systems, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes.

The Company's manufacturing and distribution facilities are located in Missouri, Illinois, California, Indiana, Tennessee, Texas, Wisconsin and Ireland. Export sales were less than 20% of total net sales for 2007 and less than 10% in 2006 and 2005. Sales denominated in Euros and Canadian dollars approximated 6% and 1%, respectively of total sales in 2007.

## 2. Summary of Significant Accounting Policies

*Principles of Consolidation*

The consolidated financial statements include the accounts of Young Innovations, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

*Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

*Inventories*

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Inventory values are based upon standard costs which approximate historical costs, determined by the first-in, first-out (FIFO) method.

*Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts, and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight line method over the estimated useful lives of respective classes of assets as follows:

| | |
|---|---|
| Buildings and improvements | 3 to 40 years |
| Machinery and equipment | 3 to 10 years |
| Equipment rented to others | 4 to 15 years |

*Goodwill and Other Intangible Assets*

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite life intangible assets acquired in a purchase business combination are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Intangible assets primarily consist of trademarks, license agreements, core technology, patents and patent applications, product formulas, and supplier and customer relationships. Trademarks have been determined to have indefinite useful lives, and therefore the carrying value is reviewed at least annually for recoverability in accordance with the requirements of SFAS No. 142. Other intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, generally between 5 and 40 years, and tested for impairment whenever conditions indicate that an asset may be impaired.

*Impairment of Long-Lived Assets*

The Company assesses and measures any impairments of long-lived assets other than goodwill and indefinite life intangibles in accordance with the provisions of SFAS No. 144. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. The Company has not incurred any material impairments of long-lived assets during 2007, 2006 and 2005.

*Fair Value of Financial Instruments*

Financial instruments consist principally of cash, accounts receivable, notes receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value. Due to the short-term nature of the notes receivable, book value approximates fair value.

*Revenue Recognition*

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of X-ray machines, which have a 90-day return policy. The Company owns X ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years.

*Advertising Costs*

Advertising costs are expensed when incurred. Advertising costs were approximately $2,438, $2,142, and $2,159 for 2007, 2006 and 2005, respectively

*Research and Development Costs*

Research and development costs are expensed when incurred and totaled $738, $915, and $752 for 2007, 2006 and 2005, respectively.

*Interest Expense (Income), net*

Interest expense (income), net includes interest paid related to borrowings on the Company's credit facility, as well as interest income earned on various investments and notes receivable. In 2007, 2006 and 2005, interest income totaled $407, $633 and $326, respectively, and interest expense totaled $1,516, $661 and $131, respectively.

*Other Expense (Income), net*

Other expense (income), net includes foreign currency transaction gain/loss and other miscellaneous income, all of which are not directly related to the Company's primary business.

*Income Taxes*

The Company has accounted for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to accounting for and reporting income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities using rates which are expected to apply in the period the differences are estimated to reverse.

In 2006, the Company adopted the disclosure requirements of Emerging Issues Task Force (the "EITF") Issue No. 06 3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). The Company has historically presented such taxes on a net basis.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109" on January 1, 2007 with no material impact to the financial statements. FIN 48 requires the Company to maintain a liability for underpayment of income taxes and related interest and penalties, if any, for uncertain income tax positions. In considering the need for and magnitude of a liability for uncertain income tax positions, the Company must make certain estimates and assumptions regarding the amount of income tax benefit that will ultimately be realized. The ultimate resolution of an uncertain tax position may not be known for a number of years, during which time the Company may be required to adjust these reserves, in light of changing facts and circumstances.

*Stock-Based Compensation*

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) requires companies to recognize compensation expense for all share-based payments to employees at fair value. Recognizing compensation expense using the intrinsic-value-based method described in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and disclosing the pro-forma impact of using the fair value based method described in SFAS No. 123 is no longer an alternative.

As of January 1, 2006, the Company adopted SFAS No. 123(R). The Company elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption as well as for existing stock awards for which the requisite service had not been rendered as of the date of adoption. Under the provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period.

*Foreign Currency Translation*

The translation of financial statements into U.S dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all entities included in the consolidated financial statements has been designated as the functional currency. Non-U.S. dollar denominated assets and liabilities have been translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the weighted average of exchange rates in effect during the year. Translation adjustments are recorded as a separate component of shareholders' equity. Net currency transaction losses (gains) included in other expense (income), net were $99, $(25) and $(18) for 2007, 2006 and 2005.

*Supplemental Cash Flow Information*

Cash flows from operating activities include $5,196, $7,464, and $7,525 for the payment of federal and state income taxes and $1,539, $552 and $75 for the payment of interest related to borrowings on the Company's credit facility during 2007, 2006 and 2005, respectively.

## 3. Acquisitions

On July 31, 2006, the Company entered into an agreement, through its wholly owned subsidiaries Young Microbrush, LLC and Young Microbrush Ireland Ltd., with Microbrush, Inc., a Wisconsin corporation, and Microbrush International Ltd., a Republic of Ireland private limited company, (collectively, "Microbrush"), to acquire substantially all of Microbrush's assets related to the manufacture, development and distribution of dental products. The acquisition of U.S.-purchased assets was completed on July 31, 2006. The acquisition of Irish-purchased assets was completed on August 18, 2006. The Company paid approximately $32,777 in cash, including direct transaction costs, in connection with the acquisition. Of the purchase price, $3,000 was paid into an escrow account pending settlement of any indemnification claims. Pursuant to the purchase agreement, the escrow was released on January 31, 2008 in full to the sellers. An additional $3,000 in purchase price may be paid by the Company ("Earnout Payments") if certain performance targets are achieved by July 31, 2008. Amounts paid by the Company in future periods, if any, in connection with Earnout Payments discussed above will be accounted for as an adjustment to purchase price when the related contingencies are resolved. The acquisition further establishes the Company as a leader in the category of consumable dental products, enabling the Company to expand its product offerings in this area.

The acquisition was financed through a combination of cash generated from operations as well as debt, and was accounted for as a purchase transaction. Debt incurred to finance the acquisition totaled $20,060. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $23,737. The finalization of the Microbrush purchase price allocation resulted in a $649 net decrease to goodwill consisting of a decrease of $578 related to revised estimates for intangible assets, a decrease of $345 related to restructuring accruals, an increase of $82 related to adjustments to the fair value of estimates of assets and an increase of $192 related to revised estimates of fees accrued related to the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the acquisition.

| | |
|---|---|
| Purchase Price | $ 32,777 |
| Less: | |
| Current assets | 3,295 |
| Property, plant and equipment | 2,775 |
| Identifiable intangible assets, net | 4,903 |
| Plus: | |
| Current liabilities | (1,284) |
| Goodwill | 23,088 |

The allocation of the purchase price to identifiable intangible assets, along with their respective useful lives, is as follows:

| | |
|---|---|
| Amortizable intangible assets: | |
| Patents (10-12 years) | $913 |
| Non-compete agreements (5 years) | 121 |
| Customer relationships (8 years) | 563 |
| | $1,597 |
| Indefinite-lived intangible assets (not subject to amortization): | |
| Trademark/Trade Name | 3,306 |
| | $4,903 |

The results of operations for the U.S. and the Irish components of Microbrush are included in the consolidated financial statements since July 31, 2006 and August 18, 2006, respectively.

The following unaudited pro forma condensed combined income statement information has been prepared as if Microbrush had been acquired on January 1, 2005. The unaudited pro forma condensed combined financial information has been derived from the Company's historical consolidated financial statements and those of Microbrush.

| | Pro Forma Year Ended December 31, | |
|---|---|---|
| | 2006 (unaudited) | 2005 (unaudited) |
| Net sales | $98,186 | $96,445 |
| Operating income | $25,723 | $26,316 |
| Net income | $15,727 | $15,755 |
| Basic earnings per share | $1.76 | $1.76 |
| Diluted earnings per share | $1.71 | $1.69 |
| Basic weighted average shares outstanding | 8,954 | 8,957 |
| Diluted weighted average shares outstanding | 9,182 | 9,312 |

During the first quarter of 2006, YI Ventures LLC acquired substantially all of the assets and assumed a portion of the liabilities of D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash, including transaction costs. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $1,582 and $269 of supplier relationships was recognized. The finalization of the D&N Microproducts, Inc. purchase price allocation resulted in a $17 net increase to goodwill from amounts recorded at December 31, 2006, which was primarily related to changes in estimates related to severance liabilities and adjustments to the fair value estimates of the assets and liabilities. The results of operations for D&N Microproducts, Inc. are included in the consolidated financial statements since January 2006.

## 4. Investment

On February 21, 2006, the Company invested in a private equity investment fund. At December 31, 2007, the Company has an unfunded capital commitment of up to $2,100. As of December 31, 2007, the total capital commitment paid by the Company was $900. The investment is accounted for under the equity method of accounting and included in other assets on the Consolidated Balance Sheet. The investment value recorded approximates fair value. Equity income (loss) is recorded using a three-month lag. The Company's loss attributed to this private equity investment was included in other expense (income), net and totaled $33 and $83 in 2007 and 2006, respectively.

## 5 Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors that together accounted for 37% and 39% of accounts receivable at December 31, 2007 and 2006, respectively.

The percentage of net sales made to major distributors of the Company's continuing operations were as follows:

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Distributor | | | |
| Henry Schein, Inc. | 14.7% | 15.0% | 14.2% |
| Patterson Companies, Inc. | 12.2% | 13.2% | 13.5% |

## 6. Notes Receivable

The Company offers various financing options to its equipment customers, including notes payable to the Company. The equipment is used to secure the notes. Total revenue from sales of equipment financed by the Company was $2,324, $5,118 and $4,770 during 2007, 2006 and 2005, respectively. These transactions are recorded as a sale upon the transfer of title to the purchaser, which generally occurs at the time of shipment, at an amount equal to the sales price of non-financed sales. Interest on these notes is accrued as earned and recorded as interest income.

Notes receivable consist of the following:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Notes receivable, short-term | $1,571 | $2,276 |
| Notes receivable, long-term | 3,407 | 3,443 |
| Total notes receivable | $4,978 | $5,719 |

Notes receivable are included in other current assets and other assets in the accompanying Consolidated Balance Sheets. Notes bear interest at rates ranging from 0% to 11%, and have a weighted average maturity of 28 months. Interest income related to the notes is included in the Consolidated Income Statement caption "interest (income) expense, net."

## 7. Inventories

Inventories consist of the following:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Finished products | $6,081 | $6,654 |
| Work in process | 2,349 | 2,732 |
| Raw materials and supplies | 5,951 | 4,725 |
| Total inventories | $14,381 | $14,111 |

## 8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Land | $ 3,449 | $ 3,147 |
| Buildings and improvements | 19,461 | 13,210 |
| Machinery and equipment | 24,384 | 22,266 |
| Equipment rented to others | 7,321 | 7,621 |
| Construction in progress | 1,227 | 3,262 |
| | $ 55,842 | $ 49,506 |
| Less – Accumulated depreciation | (22,850) | (20,328) |
| Total property, plant and equipment, net | $ 32,992 | $ 29,178 |

The Company has no machinery and equipment under capital lease. At December 31, 2007, $1,557 of net property, plant and equipment was located outside of the U.S. Depreciation expense was $3,630, $2,907, and $2,427, for 2007, 2006, and 2005, respectively.

## 9. Other Assets

Other assets consist of the following:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Notes receivable, long-term | 3,407 | 3,443 |
| Investments | 784 | 667 |
| Other | 80 | 196 |
| Total other assets | $4,271 | $4,306 |

## 10. Goodwill and Other Intangible Assets

Goodwill consists of the following:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Balance, beginning of the year | $83,031 | $57,488 |
| Goodwill acquired during year | — | 25,749 |
| Changes to purchase price allocation | (722) | (206) |
| Balance, end of year | $82,309 | $83,031 |
| Less – Accumulated amortization | (4,798) | (4,798) |
| Goodwill, net | $77,511 | $78,233 |

On July 31, 2006, the Company acquired Microbrush (see footnote 3). The acquisition resulted in preliminary goodwill of approximately $23,737 and $4,325 of intangible assets. During the first nine months of 2007, goodwill decreased by $739 due to adjustments to the purchase price allocation.

During the first quarter of 2006, YI Ventures LLC acquired substantially all of the assets and assumed a portion of the liabilities of D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash, including transaction costs. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $1,582 and $269 of supplier relationships was recognized. During 2007 goodwill increased $17, which was primarily related to changes in estimates related to severance liabilities and adjustments to the fair value estimates of the assets and liabilities.

There have been no changes in goodwill related to impairment losses or write-offs due to sales of businesses during the years ended December 31, 2007 and 2006.

Other intangibles consist of the following:

| *As of December 31, 2007* | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Amortized intangible assets | | | |
| License agreements | $1,200 | $245 | $955 |
| Core technology | 591 | 123 | 468 |
| Patents | 2,256 | 678 | 1,578 |
| Product formulas | 430 | 71 | 359 |
| Customer relationships | 813 | 238 | 575 |
| Non-compete agreements | 508 | 342 | 166 |
| Supplier relationships | 399 | 224 | 175 |
| Total | $6,197 | $1,921 | $4,276 |
| Intangible assets not subject to amortization | | | |
| Trademarks | $6,857 | — | $6,857 |
| Total intangible assets | $13,054 | $1,921 | $11,133 |

| *As of December 31, 2006* | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Amortized intangible assets | | | |
| License agreements | $1,200 | $185 | $1,015 |
| Core technology | 591 | 92 | 499 |
| Patents | 2,197 | 476 | 1,721 |
| Product formulas | 430 | 60 | 370 |
| Customer relationships | 834 | 147 | 687 |
| Non-compete agreements | 498 | 296 | 202 |
| Supplier relationships | 399 | 170 | 229 |
| Total | $6,149 | $1,426 | $4,723 |
| Intangible assets not subject to amortization | | | |
| Trademarks | $6,417 | — | $6,417 |
| Total intangible assets | $12,566 | $1,426 | $11,140 |

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 10 to 20 years for patents, license agreements and core technology; 40 years for product formulations; and 5 to 8 years for supplier and customer relationships. Non-compete agreements are amortized over the length of the signed agreement. The weighted average life for amortizable intangible assets is 16 years. Aggregate amortization expense for the years ended December 31, 2007, 2006 and 2005 was $531, $523, and $347, respectively. Estimated amortization expense for each of the next five years is as follows:

| | |
|---|---|
| For the year ending 12/31/08 | $ 532 |
| For the year ending 12/31/09 | 532 |
| For the year ending 12/31/10 | 532 |
| For the year ending 12/31/11 | 491 |
| For the year ending 12/31/12 | 451 |

## 11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Accounts payable | $3,579 | $2,409 |
| Accrued compensation and benefits | 1,517 | 1,714 |
| Accrued rebate and discount payments | 102 | 771 |
| Accruals related to Microbrush acquisition | 66 | 526 |
| Accrued taxes | 236 | 384 |
| Accrued warranty | 317 | 293 |
| Accrued expenses and other | 1,553 | 1,652 |
| Total accounts payable and accrued liabilities | $7,370 | $7,749 |

## 12. Credit Arrangements and Notes Payable

The Company has a credit arrangement that expires in April 2010 and provides for an unsecured revolving credit facility with an aggregate commitment of $75,000. The Company had $38,354 unused line of credit at December 31, 2007. Borrowings under the arrangement bear interest at rates ranging from LIBOR +.75% to LIBOR +1.50%, or Prime, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from .125% to .15% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2007, the Company was in compliance with these covenants.

Long-term debt was as follows:

| *December 31* | 2007 | 2006 |
|---|---|---|
| Revolving credit facility due 2010 with a weighted-average interest rate of 6.10% | $36,646 | $21,810 |
| Less – current portion | — | — |
| | $36,646 | $21,810 |

Aggregate debt maturities are: 2008-$0; 2009-$0; 2010-$36,646; 2011-$0 and 2012-$0.

## 13. Common Stock

During 2007, the Company repurchased 53 shares of its Common Stock from various stockholders for $1,285. The Company repurchased 1,000 shares from trusts controlled by George E. Richmond, the Company's Chairman and principal stockholder for $26,000. In addition, the restrictions on 2 previously issued shares of Common Stock lapsed during 2007 (see footnote 14). The Company also reissued 27 shares of its Common Stock from treasury in conjunction with stock option exercises for $283. The Company also issued 128 shares of its Common Stock from treasury pursuant to restricted stock awards.

During 2006, the Company repurchased 51 shares of its Common Stock from various stockholders for $1,669. The purchases were financed through cash generated from operations. The Company also reissued 114 shares of its Common Stock from treasury in conjunction with stock option exercises for $1,176. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2006 and 8 were repurchased by the Company for $269. The Company also issued 8 shares of its Common Stock pursuant to a restricted stock award.

## 14. Share-Based Compensation

The Company adopted the 1997 Stock Option Plan (the 1997 Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock were reserved for issuance under this plan which is administered by the compensation committee of the Board of Directors (Compensation Committee). The Company adopted the 2006 Long-Term Incentive Plan (the 2006 Plan) effective in May 2006. The 2006 Plan is intended to be a successor to the 1997 Plan. A total of 700 shares of Common Stock are reserved for grant under the 2006 Plan. Awards under the 2006 Plan may be stock options, stock appreciation rights, restricted stock, non-vested equity share units, and other equity awards.

Any employee of the Company or its affiliates, any consultant whom the Compensation Committee determines is significantly responsible for the Company's success and future growth and profitability, and any member of the Board of Directors, may be eligible to receive awards under the 2006 Plan. The purpose of the 2006 Plan is to: (a) attract and retain highly competent persons as employees, directors, and consultants of the Company; (b) provide additional incentives to such employees, directors, and consultants by aligning their interests with those of the Company's shareholders; and (c) promote the success of the business of the Company. The Compensation Committee of the Board of Directors establishes vesting schedules for each option issued under the Plan. Under the 1997 Plan, outstanding options generally vested over a period of up to four years while non-vested equity shares vested over five years. Under the 2006 Plan, outstanding options generally vest over a period of up to three years while non-vested equity shares generally vest over two-, three-, four- and five-year periods. All outstanding options expire ten years from the date of grant under the 1997 Plan and five years from the date of grant under the 2006 Plan.

*Accounting for Share-Based Compensation*

Prior to fiscal 2006, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for awards made under the Plan. No compensation cost was recognized in prior periods for the stock options granted, as exercise prices were not less than the fair value of the underlying stock on the date of grant. Compensation expense was recognized under APB 25 for restricted stock awards based on the fair market value of the stock on the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," which requires recognition of expense related to the fair value of stock-based compensation awards. The Company elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption, as well as for existing stock awards for which the requisite service had not been rendered as of the date of adoption. Under the provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the award's fair value as calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period.

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

| | 2007 | 2005 |
|---|---|---|
| Dividend yield[1] | 0.55% | 0.49% |
| Expected volatility[2] | 25.0% | 38.8% |
| Risk-free interest rate[3] | 4.72% | 4.5% |
| Expected life[4] | 3.5 | 8.0 |

[1] Represents cash dividends paid as a percentage of the average share price over the prior four quarters.
[2] Based on historical volatility of the Company's common stock.
[3] Represents the Treasury bill rate.
[4] The period of time that options granted are expected to be outstanding based upon historical evidence.

Had the Company determined employee share-based compensation cost based on a fair value model at the grant date for its stock options under SFAS 123, the Company's net earnings per share for the year ended December 31, 2005 would have been adjusted to the pro forma amounts as follows ($ in thousands, except per share amounts):

| | Year Ended December 31, 2005 | |
|---|---|---|
| | As Reported | Pro Forma |
| Net income | $15,338 | $11,424 |
| Earnings per share: | | |
| Basic | $1.71 | $1.28 |
| Diluted | $1.65 | $1.23 |
| Amount of restricted share compensation included in determination of net income: | $336 | — |

On March 1, 2005, the Company granted 320 options to employees and nonemployee directors. All options were vested immediately.

*Stock Option Activity*

The following table summarizes stock option activity for the year ended December 31, 2007:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding, January 1, 2007 | 815 | $23.89 | | |
| Granted | 93 | $29.15 | | |
| Exercised | (27) | $10.56 | | |
| Forfeited or expired | (18) | $32.19 | | |
| Outstanding, December 31, 2007 | 863 | $24.71 | 5.08 yrs | $4,114 |
| Exercisable at December 31, 2007 | 773 | $24.19 | 5.19 yrs | $4,114 |

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2007 and the exercise price, multiplied by the number of in-the-money options).

On February 16, 2007, the Company granted 93.3 stock options. All options vest 33% each year for three years starting in February 2008. The options expire five years from the grant date. The total weighted average grant date fair value of stock options granted for 2007 was $662. No options were granted in 2006. On March 1, 2005, the Company granted 320 options to employees and nonemployee directors. All options were vested immediately.

The weighted average grant date fair value of stock options granted during the years ended December 31, 2007 and 2005 was $7.10 and $18.52, respectively. The total aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $398, $2,730 and $818, respectively. Payments received upon the exercise of stock options for the years ended December 31, 2007, 2006 and 2005 totaled $283, $1,176 and $394, respectively. The tax benefit realized related to these exercises was $113, $1,070 and $328 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company issues shares from treasury upon share option exercises.

During 2007, the Company recorded pre-tax compensation expense of $168 related to the Company's stock option shares. As of December 31, 2007, there was approximately $341 of unrecognized compensation expense related to stock options, which will be recognized over the weighted-average remaining requisite service period of 2.1 years.

*Non-Vested Equity Shares Activity*

In May 2006, the Company granted 7.5 shares of non-vested equity shares. These shares vest 20% each year for five years starting in May 2007. In February 2007, the Company granted 125.2 shares of non-vested equity shares. Of the 125.2 shares, 80 vest 20% each year for five years, 43.8 vest 33% each year for three years, and 1.4 vest 50% each year for two years, all starting in February 2008. No monetary consideration was paid by employees who received the non-vested equity shares for these two grants. In May 2007, the Company granted 3.2 shares of non-vested equity shares to its non-employee directors and a non-employee advisor. No monetary consideration was given by the non-employee directors and non-employee advisor who received the non-vested equity shares. The 3.2 shares vest 100% in May 2008. Until the restricted shares vest they are restricted from sale, transfer or assignment in accordance with the terms of the agreements under which they were issued. The Company calculates compensation cost for restricted stock grants to employees and non-employee directors by using the fair market value of its Common Stock at the date of grant and the number of shares issued. This compensation cost is amortized over the applicable vesting period. The following table details the status and changes in non-vested equity shares for the year ended December 31, 2007:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested equity shares, December 31, 2006 | 8 | $33.77 |
| Granted | 128 | $29.11 |
| Exercised | (2) | $33.77 |
| Forfeited | — | — |
| Non-vested equity shares, December 31, 2007 | 134 | $29.32 |

The Company recorded pretax compensation expense of $903, $294, and $336 related to the Company's restricted stock for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, there was approximately $3,056 of unrecognized compensation cost related to non-vested equity shares, which will be amortized over the weighted-average remaining requisite service period of 3.3 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $42, $839 and $887, respectively. The Company issues share grants from treasury.

## 15. Income Taxes

Income taxes are based on pretax earnings as follows:

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Domestic | $17,259 | $23,406 | $24,310 |
| Foreign | 2,351 | 105 | — |
| Total | $19,610 | $23,511 | $24,310 |

The components of the provision for income taxes were:

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current | | | |
| Federal | $4,267 | $6,411 | $6,689 |
| Foreign | 339 | 32 | — |
| State | 915 | 1,113 | 1,121 |
| Total current | $5,521 | $7,556 | $7,810 |
| Deferred | | | |
| Federal | 1,044 | 967 | 805 |
| Foreign | (20) | — | — |
| State | 132 | 209 | 357 |
| Total deferred | $1,156 | $1,176 | $1,162 |
| Provision for income taxes | $6,677 | $8,732 | $8,972 |

Reconciliation of the provision for income taxes computed at the U.S. federal statutory rate to the reported provision for income taxes:

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income from continuing operations before provision for income taxes | $19,610 | $23,511 | $24,310 |
| U.S. federal income tax rate | 35% | 35% | 35% |
| Computed income taxes | 6,864 | 8,229 | 8,509 |
| State income taxes, net of federal tax benefit | 681 | 859 | 894 |
| Foreign income taxes at rates other than the federal statutory rate | (510) | — | — |
| Sale of investment in International Assembly, Inc. (IAI) | — | — | (235) |
| Deduction for Domestic Production Activities | (269) | (279) | (123) |
| Other | (89) | (77) | (73) |
| Total provision for income taxes | $ 6,677 | $ 8,732 | $ 8,972 |

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2004. The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109" on January 1, 2007 with no material impact to the financial statements. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

| | 2007 |
|---|---|
| Balance at January 1, 2007 | $146 |
| Additions based on tax positions related to the current year | 14 |
| Additions for tax positions of prior years | 7 |
| Reduction for tax positions of prior years | (41) |
| Settlements | (15) |
| Balance at December 31, 2007 | $111 |

If recognized in future periods, $111 of the total unrecognized tax benefits as of December 31, 2007 would favorably affect the effective income tax rate. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. For 2007, tax expense includes a benefit of $10 related to a net reduction in penalties and interest in the statement of income. The total amount of interest and penalties recognized related to uncertain tax provisions at December 31, 2007 was approximately $29.

Temporary differences that gave rise to deferred income tax assets and (liabilities):

| *December 31* | 2007 | 2006 |
|---|---|---|
| Deferred income tax assets: | | |
| Trade accounts receivable | $ 148 | $ 172 |
| Inventories | 956 | 432 |
| Stock-based compensation | 391 | 25 |
| Accrued liabilities | 156 | 138 |
| Other | 57 | 214 |
| Total deferred income tax assets | 1,708 | 981 |
| Deferred income tax liabilities: | | |
| Property, plant and equipment | (2,258) | (2,490) |
| Intangibles | (8,783) | (6,954) |
| Inventories | (326) | — |
| Other | (47) | (87) |
| Total deferred income tax liabilities | (11,414) | (9,531) |
| Net deferred income tax liability | $(9,706) | $(8,550) |

Current deferred income tax assets of $1,708 and $981 are included in other current assets as of December 31, 2007 and 2006, respectively.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $2,400 of undistributed earnings of the Company's foreign subsidiary at December 31, 2007. These earnings are considered to be permanently invested and, under certain tax laws, are not subject to taxes unless distributed as dividends, loaned to the Company or a U.S. affiliate, or if the Company sold its investment in the foreign subsidiary. Tax on such potential distributions would be partially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $520 of deferred income taxes would need to be provided.

## 16. Sales of Equipment Rented to Others

Periodically, customers who rent X-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of equipment consistent with this practice were $1,512, $1,452, and $1,623 for 2007, 2006 and 2005, respectively, and gross profit from these sales was $782, $716 and $806 for 2007, 2006 and 2005, respectively.

## 17. Employee Benefits

The Company has defined contribution 401(k) plans covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $476, $406, and $224, for 2007, 2006 and 2005, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

## 18. Related-Party Transactions

The Company paid consulting fees of $50, $50 and $54, in 2007, 2006 and 2005, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Chairman.

The Company paid fees of $85, $89 and $123, in 2007, 2006 and 2005, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Chairman, for corporate use of an aircraft owned by that corporation.

In August 2007, the Company purchased 1,000 shares of its Common Stock from trusts controlled by George E. Richmond, the Company's Chairman and principal stockholder, for an aggregate purchase price of $26,000.

## 19. Earnings Per Share

Basic earnings per share (Basic EPS) is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share (Diluted EPS) includes the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

| *Years ended December 31* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income | $12,993 | $14,779 | $15,338 |
| Weighted average shares outstanding for basic earnings per share | 8,828 | 8,954 | 8,957 |
| Dilutive effect of stock options and restricted stock | 154 | 228 | 355 |
| Weighted average shares outstanding for diluted earnings per share | 8,982 | 9,182 | 9,312 |
| Basic earnings per share | $1.46 | $1.65 | $1.71 |
| Diluted earnings per share | $1.44 | $1.61 | $1.65 |

## 20. Quarterly Financial Data (Unaudited)

| 2007 | 1st Qtr. | 2nd Qtr. | 3rd Qtr. | 4th Qtr. | Year |
|---|---|---|---|---|---|
| Net sales | $22,883 | $24,826 | $24,652 | $25,041 | $97,402 |
| Gross profit | 12,355 | 13,579 | 12,752 | 13,093 | 51,779 |
| Income from operations | 4,734 | 5,796 | 5,151 | 5,079 | 20,760 |
| Net income | 2,821 | 3,472 | 3,075 | 3,565 | 12,933 |
| Basic earnings per share | $ .31 | $ .38 | $ .36 | $ .43 | $1.46 |
| Diluted earnings per share | $ .31 | $ .37 | $ .35 | $ .43 | $1.44 |

| 2006 | 1st Qtr. | 2nd Qtr. | 3rd Qtr. | 4th Qtr. | Year |
|---|---|---|---|---|---|
| Net sales | $20,683 | $21,466 | $23,811 | $24,845 | $90,805 |
| Gross profit | 11,478 | 11,585 | 12,766 | 13,282 | 49,111 |
| Income from operations | 5,584 | 5,535 | 6,188 | 6,176 | 23,483 |
| Net income | 3,587 | 3,548 | 3,948 | 3,696 | 14,779 |
| Basic earnings per share | $ .40 | $ .40 | $ .44 | $ .41 | $1.65 |
| Diluted earnings per share | $ .39 | $ .39 | $ .43 | $ .40 | $1.61 |

## 21. Commitments and Contingencies

The Company leases certain office and warehouse space, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $893, $951, and $887 for 2007, 2006 and 2005, respectively. Rental commitments amount to $578 for 2008, $296 for 2009, $181 for 2010, $71 for 2011 and $16 for 2012.

The Company and its subsidiaries from time to time are parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The accrual for warranty costs was $318 and $293 at December 31, 2007 and 2006, respectively.

## 22. Subsequent Events

On January 16, 2008, the Company completed the sale of the majority of its X-ray equipment loans to a third party for approximately $3,500. As the transaction does not qualify as a sale of assets under SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," the transaction will be treated as a financing and loans will remain on the Company's balance sheet. A recourse holdback pool has been set up on the limited recourse the third-party buyer has on the loans.

On February 4, 2008, the Board of Directors declared a quarterly dividend of $0.04 per share, payable March 14, 2008 to shareholders of record on February 15, 2008.

On February 12, 2008, the Compensation Committee of the Board of Directors issued an aggregate of 29.9 shares of restricted stock and options to purchase an aggregate of 37.5 shares of Common Stock, to certain employees.

On February 28, 2008, the Company made a capital contribution of $750 to its private equity investment (see footnote 4).

## 23. New Accounting Standards

In December 2007, the FASB issued SFAS 141 (revised 2007) "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated financial statements.

## DIRECTORS AND OFFICERS

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Brian F. Bremer[1, 2, 3]
Partner – CroBern Management
Partnership II LP

Richard J. Bliss[1, 2, 3]
Managing Partner – Godfrey & Kahn S.C.

Dr. Patrick J. Ferrillo[1, 2, 3]
Dean – Arthur A. Dugoni
School of Dentistry

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Arthur L. Herbst, Jr.
President & Chief Financial Officer

Christine R. Boehning
Vice President & Secretary

Daniel J. Tarullo
Vice President

## CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: 312-644-4174

Stock Listing
Nasdaq/AMEX
Symbol: YDNT

Independent Certified Public Accountants
KPMG LLP
Chicago, Illinois

Transfer Agent
Computershare Trust Company
P.O. Box 410064
Kansas City, Missouri 64141
816-860-7445

## ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Tuesday, May 6, 2008, starting at 9:00 a.m. at:

The University Club of Chicago
75 East Monroe Street
Chicago, Illinois 60603


OPPORTUNITY

**Young Innovations, Inc.**

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: 312-644-4174
www.ydnt.com

END